Exhibit 99.1

58.com Reports Fourth Quarter And Fiscal Year 2015 Unaudited Financial Results

BEIJING, February 25, 2016 -- 58.com Inc. (NYSE: WUBA) (“58.com” or the “Company”), China’s largest online marketplace serving local merchants and consumers, today reported its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2015.

Fourth Quarter 2015 Financial Highlights

•	Total revenues were US$255.3 million, a 218.3% increase from the same quarter last year; exceeding guidance of US$240 million to US$245 million.

•	Gross margin was 91.8%, compared with 94.3% during the same quarter of 2014.

•	Loss from operations was US$71.7 million, compared with loss from operations of US$5.3 million in the same quarter of 2014.

•	Non-GAAP loss from operations[1] was US$50.9 million, compared with non-GAAP loss from operations of US$3.3 million in the same quarter of 2014.

•	Net loss attributable to 58.com Inc. was US$3.6 million, compared with net income attributable to 58.com Inc. of US$3.2 million in the same quarter of 2014.

•	Non-GAAP net loss attributable to 58.com Inc.[2] was US$48.5 million, compared with non-GAAP net income attributable to 58.com Inc. of US$5.2 million in the same quarter of 2014.

•	Basic and diluted losses per ADS attributable to ordinary shareholders were US$0.03. One ADS represents two Class A ordinary shares.

•	Non-GAAP basic and diluted losses per ADS[3] attributable to ordinary shareholders were US$0.35.

Fiscal Year 2015 Financial Highlights

•	Total revenues were US$714.9 million in fiscal year 2015, a 169.8% increase from fiscal year 2014.

•	Gross margin was 92.8%, compared with 94.8% in fiscal year 2014.

•	Loss from operations was US$250.6 million, compared with income from operations of US$6.7 million in fiscal year 2014.

•	Non-GAAP loss from operations was US$204.2 million, compared with non-GAAP income from operations of US$12.9 million in fiscal year 2014.

•	Net loss attributable to 58.com Inc. was US$288.9 million, compared with net income attributable to 58.com Inc. of US$22.6 million in fiscal year 2014.

•	Non-GAAP net loss attributable to 58.com Inc. was US$181.9 million, compared with non-GAAP net income attributable to 58.com Inc. of US$28.8 million in fiscal year 2014.

•	Basic and diluted losses per ADS attributable to ordinary shareholders were US$2.46. One ADS represents two Class A ordinary shares.

•	Non-GAAP basic and diluted losses per ADS attributable to ordinary shareholders were US$1.55.

1 Non-GAAP income/(loss) from operations is defined as income/(loss) from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisitions.

2 Non-GAAP net income/(loss) attributable to 58.com Inc. is defined as net income/(loss) attributable to 58.com Inc. excluding (i) share-based compensation expenses of the group, net off the amount allocated to noncontrolling interests, (ii) amortization of intangible assets resulting from business acquisitions, (iii) loss resulted from revaluation of previously held interest in Ganji, (iv) share-based compensation expenses included in the equity pick-up of net loss of Ganji and (v) gain on disposal of a business, net off income tax expense.

3 Non-GAAP basic and diluted earnings/(losses) per ADS is defined as non-GAAP net income/(loss) attributable to 58.com Inc. divided by weighted average number of basic and diluted ADS.

Management Comments

“We are pleased to have finished the year with a strong fourth quarter in which we beat our topline guidance,” commented Mr. Michael Yao, Chairman and Chief Executive Officer of 58.com. “Twelve months ago we only had the 58.com platform, but have since strengthened and consolidated our platform to include Ganji, Anjuke and China HR. These platforms have together generated increased traffic, merchants and revenues and have further strengthened the competitive positions of our core content categories such as jobs, housing, auto and local services. We are now focusing on nurturing further innovation, enhancing the user experience and increasing operational efficiency. 58 Home continues to grow very rapidly and its operational efficiency is improving. We successfully spun off the consumer-to-consumer (“C2C”) used car platform Guazi during the quarter and it is off to a fantastic start under Mark Yang’s visionary leadership.”

Mr. Hao Zhou, Chief Financial Officer of 58.com added, “Total revenues and paying customer numbers continued to reach new records during the fourth quarter. Non-GAAP operating loss was reduced to US$50.9 million from US$69.9 in the third quarter. While 58 Home and Guazi continued to generate losses as they are still in the early stages of expansion, our core listings business already turned profitable. Operating cash flow became positive in the fourth quarter. Our net loss for the quarter was impacted by gains associated with the Guazi spin-off, which was a one off transaction.”

Fourth Quarter 2015 Financial Results

58.com’s financial results for the fourth quarter of 2015 include the results from Anjuke and Ganji, which the Company started to consolidate in March 2015 and early August 2015, respectively.

Revenues

Total revenues were US$255.3 million, representing an increase of 218.3% from US$80.2 million in the same quarter of 2014. The increase in total revenues was primarily driven by the addition of revenues from Ganji and Anjuke, as well as the organic growth of the 58.com platform.

Membership revenues were US$100.9 million, an increase of 153.3% from US$39.8 million in the same quarter of 2014. The increase in membership revenues was primarily driven by an increase in the number of paying merchant members. The number of paying merchant members on the 58.com platform during the fourth quarter of 2015 was approximately 964,000, an increase of 59.3% from 605,000 in the same quarter of 2014. In addition, Ganji and Anjuke jointly had approximately 791,000 paying merchant members in the fourth quarter of 2015. Paying merchant members refer to the merchants who have purchased the Company’s subscription-based membership services and whose membership subscriptions are active at any point during a given period. It is important to note that some paying members purchase membership services from more than one 58.com platform, which contributes separately to the revenues from these platforms.

Online marketing services revenues were US$135.9 million, an increase of 237.1% from US$40.3 million in the same quarter of 2014. The increase was primarily driven by increased revenue from Ganji and Anjuke, as well as organic growth of the 58.com platform. Online marketing services revenues generated from the 58.com platform continued to grow and were primarily driven by the effectiveness of real time bidding services and increased traffic.

Cost of Revenues

Cost of revenues was US$20.8 million, an increase of 352.8% from US$4.6 million during the same quarter of 2014. The increase was primarily driven by increased costs associated with the addition of Ganji and Anjuke, as well as the Company’s organic growth. The year-over-year increase in the 58.com platform’s cost of revenues was primarily driven by increased Traffic Acquisition Costs (“TAC”) paid to the Company’s advertising union partners as well as other types of website maintenance related costs such as Short Message Service (“SMS”) costs, bandwidth fees and depreciation expenses.

Gross Profit and Gross Margin

Gross profit was US$234.5 million, an increase of 210.1% from US$75.6 million during the same quarter of 2014.

Gross margin was 91.8%, compared with 94.3% during the same quarter of 2014. The decrease in gross margin was primarily driven by growth in 58.com’s advertising union business, which has lower gross margin than the core classifieds business.

Operating Expenses

Operating expenses were US$306.2 million, representing an increase of 278.2% from US$81.0 million in the same quarter of 2014. The increase was primarily a result of increased operating expenses associated with the consolidation of Ganji’s and Anjuke’s financials. Operating expenses associated with 58.com’s core classifieds business also grew rapidly to support increased traffic and revenues. In addition, operating expenses associated with new transactional model businesses, such as 58 Home and Guazi, also increased significantly in the fourth quarter of 2015 from an immaterial amount in the fourth quarter of 2014.

Sales and marketing expenses in the fourth quarter of 2015 were US$238.4 million, an increase of 294.4% from US$60.4 million during the same quarter in 2014.

Within sales and marketing expenses, advertising expenses accounted for US$98.1 million and US$24.8 million during the fourth quarter of 2015 and 2014, respectively. The increase primarily resulted from the consolidation of Ganji’s and Anjuke’s financials. Within Ganji’s financials, Guazi accounted for the majority of the increase in advertising expenses.

Other sales and marketing expenses in the fourth quarter of 2015 were US$140.3 million, an increase of 293.1% from US$35.6 million during the same period last year. Other sales and marketing expenses mainly include compensation, benefits and commissions of sales, customer services and marketing teams as well as office overhead associated with these teams. The increase was driven by the consolidation of Ganji’s and Anjuke’s financials and organic growth in 58.com’s businesses. The increase in 58.com’s business was attributable to subsidies paid to service providers on the 58 Home platform, as well as increased salaries, benefits and commissions as a result of the increased headcount of sales and marketing personnel since competition with Ganji began increasing in the summer of 2014.

Research and development expenses during the fourth quarter of 2015 were US$43.6 million, an increase of 223.6% year-over-year from US$13.5 million in the same quarter of 2014. The increase was driven by an increase in research and development expenses associated with the 58.com platform, as well as those from Ganji and Anjuke platforms. The increase associated with the 58.com platform was primarily due to increased costs associated with the hiring of additional research and development personnel for the development of new features and services.

General and administrative expenses in the fourth quarter of 2015 were US$24.2 million, an increase from US$7.0 million in the same quarter of 2014. The increase was driven by the consolidation of Ganji’s and Anjuke’s financials, organic growth in 58.com’s businesses, increased share-based compensation expenses and an increase in the number of support staff hired to support the expansion of the Company’s sales team.

Income/(loss) from Operations

Loss from operations was US$71.7 million in the fourth quarter of 2015, compared with loss from operations of US$5.3 million in the same quarter of 2014. Operating margin was negative 28.1% in the fourth quarter of 2015, compared with negative 6.6% in the same quarter of 2014.

Non-GAAP loss from operations was US$50.9 million in the fourth quarter of 2015, compared with non-GAAP loss from operations of US$3.3 million in the same quarter of 2014. Non-GAAP operating margin was negative 19.9% in the fourth quarter of 2015, compared with non-GAAP operating margin of negative 4.1% in the same quarter of 2014.

Other Income/(expenses)

Other income in the fourth quarter of 2015 was US$64.3 million, compared with other income of US$8.2 million in the same quarter of 2014. The Company recorded a US$69.1 million gain on the disposal of a 54% equity interest in Guazi. On November 25, 2015, the Company announced its plan to spin off Guazi, and the spin off was completed in December 2015. The gain was recognized as the difference between a third-party valuation of Guazi and the sum of its respective goodwill and net assets at the time of the spin-off. Prior to the spin-off, Guazi’s losses were consolidated in the Company’s financial statements.

Income Tax Benefits/(expenses)

Income tax expenses in the fourth quarter of 2015 were US$0.3 million, compared with income tax benefits of US$0.3 million in the same quarter of 2014.

Net Income/(loss) attributable to 58.com Inc.

Net loss attributable to 58.com Inc. was US$3.6 million in the fourth quarter of 2015, compared with net income attributable to 58.com Inc. of US$3.2 million in the same quarter of 2014. Net margin, defined as net income/(loss) attributable to 58.com Inc. divided by total revenues, was negative 1.4% in the fourth quarter of 2015, compared with 4.0% in the same quarter of 2014.

Non-GAAP net loss was US$48.5 million in the fourth quarter of 2015, compared with non-GAAP net income of US$5.2 million in the same quarter of 2014. Non-GAAP net margin was negative 18.9% in the fourth quarter of 2015, compared with non-GAAP net margin of 6.5% in the same quarter of 2014.

Basic and Diluted Earnings/(Losses) per ADS

Basic and diluted losses per ADS attributable to ordinary shareholders in the fourth quarter of 2015 were US$0.03, compared with basic and diluted earnings per ADS attributable to ordinary shareholders of US$0.04 during the same quarter of 2014.

Non-GAAP basic and diluted losses per ADS attributable to ordinary shareholders in the fourth quarter of 2015 were US$0.35, compared with basic and diluted earnings per ADS attributable to ordinary shareholders of US$0.06 during the same quarter of 2014.

Cash, Cash Equivalents, Term Deposits, Short-term Investments and Long-term deposits

As of December 31, 2015, the Company had cash and cash equivalents, term deposits, short-term investments and long-term deposits of US$818.5 million.

Cash Flow

Net cash provided by operating activities was US$7.6 million in the fourth quarter of 2015, compared with net cash provided by operating activities of US$27.5 million in the same quarter of 2014.

Fiscal Year 2015 Financial Results

58.com’s financial results for the fiscal year 2015 include results from Anjuke and Ganji, which the Company began consolidating in March 2015 and early August 2015, respectively.

Revenues

Total revenues were US$714.9 million in fiscal year 2015, representing an increase of 169.8% from US$265.0 million in fiscal year 2014. The increase in total revenues was driven by the addition of revenues from Ganji and Anjuke, as well as the organic growth of the 58.com platform.

Membership revenues were US$297.2 million in fiscal year 2015, an increase of 113.0% from US$139.5 million in fiscal year 2014. The increase in membership revenues was primarily driven by an increase in the number of paying merchant members. The number of quarterly average paying merchant members on the 58.com platform during fiscal year 2015 was approximately 827,000, an increase of 56.3% from 529,000 in fiscal year 2014.

Online marketing services revenues were US$385.5 million in fiscal year 2015, an increase of 208.4% from US$125.0 million in fiscal year 2014. The increase was primarily driven by the organic growth of the 58.com platform, as well as the effectiveness of real time bidding services, increased traffic, and the consolidation of new businesses such as Ganji and Anjuke.

Cost of Revenues

Cost of revenues was US$51.4 million in fiscal year 2015, an increase of 271.3% from US$13.8 million during fiscal year 2014. The increase was primarily driven by the consolidation of Ganji’s and Anjuke’s financials, the organic growth of the 58.com platform, an increase in TAC paid to 58.com’s advertising union partners, as well as other types of PC and mobile platform maintenance related costs such as SMS costs, bandwidth fees and depreciation expenses.

Gross Profit and Gross Margin

Gross profit was US$663.5 million in fiscal year 2015, an increase of 164.2% from US$251.1 million during fiscal year 2014.

Gross margin was 92.8% in fiscal year 2015, compared with 94.8% during fiscal year 2014. The decrease in gross margin was primarily driven by the growth in 58.com’s advertising union business, which has lower gross margin than the core classifieds business.

Operating Expenses

Operating expenses were US$914.1 million in fiscal year 2015, representing an increase of 273.9% from US$244.5 million in fiscal year 2014. The increase was primarily a result of increased operating expenses associated with the consolidation of Ganji’s and Anjuke’s financials. The operating expenses associated with 58.com’s core classifieds business also grew rapidly to support increased traffic and revenues as competition escalated since the summer of 2014. In addition, operating expenses associated with new transactional model businesses such as 58 Home and Guazi C2C used car platforms also increased significantly during the year, especially during the second half of 2015 from an immaterial amount last year.

Sales and marketing expenses in fiscal year 2015 were US$697.5 million, an increase of 287.2% from US$180.1 million in fiscal year 2014.

Within sales and marketing expenses, advertising expenses accounted for US$289.2 million and US$73.4 million in fiscal year 2015 and 2014, respectively. The increase primarily resulted from the consolidation of Ganji’s and Anjuke’s financials. The Company sequentially increased Anjuke’s advertising expenses from second quarter as China’s real estate market began to recover. The year-over-year increase in advertising expenses for the 58.com platform in response to increasing competition was also very significant, especially during the first half of 2015, but following the consolidation of Ganji that took place in August 2015, the expenses have been scaled back.

Other sales and marketing expenses in fiscal year 2015 were US$408.3 million, an increase of 282.6% from US$106.7 million in fiscal year 2014. Other sales and marketing expenses mainly include compensation, benefits and commissions of sales, customer services and marketing teams as well as office overhead associated with these teams. The increase was driven by increased expenses associated with consolidation of Ganji and Anjuke’s financials, and the organic growth in 58.com’s businesses. The increase in 58.com’s businesses was attributable to subsidies paid to service providers on the 58 Home platform, as well as increased salaries, benefits and commissions as a result of the increased headcount of sales and marketing personnel in response to increased competition with Ganji.

Research and development expenses in fiscal year 2015 were US$123.2 million, an increase of 182.0% from US$43.7 million in fiscal year 2014. The increase was driven by an increase in research and development expenses associated with the 58.com platform, as well as those from the Ganji and Anjuke platforms. The increase associated with the 58.com platform was primarily due to increased costs associated with the hiring of additional research and development personnel for the development of new features and services.

General and administrative expenses in fiscal year 2015 were US$93.4 million, an increase from US$20.6 million in fiscal year 2014. The increase was primarily attributable to share-based compensation expenses and approximately US$34.7 million in professional fees associated with the strategic investment in Ganji. The increase was also partially due to an increase in the number of support staff hired to support the expansion of the Company’s sales team.

Income /(loss) from Operations

Loss from operations was US$250.6 million in fiscal year 2015, compared with an income from operations of US$6.7 million in fiscal year 2014. Operating margin, defined as income/(loss) from operations divided by total revenues, was negative 35.1% in fiscal year 2015, compared with 2.5% in fiscal year 2014.

Non-GAAP loss from operations was US$204.2 million in fiscal year 2015, compared with non-GAAP income from operations of US$12.9 million in fiscal year 2014. Non-GAAP operating margin was negative 28.6% in fiscal year 2015, compared with non-GAAP operating margin of 4.8% in fiscal year 2014.

Other Income/(expenses)

Other expenses in fiscal year 2015 were US$59.5 million, compared with other income of US$22.2 million in fiscal year 2014. Other expenses were mainly composed of a US$138.7 million investment loss associated with the investment in Ganji, which was partially offset by a US$69.1 million gain on the disposal of Guazi.

Income Tax Benefits/(expenses)

Income tax benefits in fiscal year of 2015 were US$8.0 million, compared with income tax expenses of US$6.2 million in fiscal year 2014.

Net Income/(loss) attributable to 58.com Inc.

Net loss attributable to 58.com Inc. was US$288.9 million in fiscal year 2015, compared with net income attributable to 58.com Inc. of US$22.6 million in fiscal year 2014. Net margin, defined as net income/(loss) attributable to 58.com Inc. divided by total revenues, was negative 40.4% in fiscal year 2015, compared with 8.5% in fiscal year 2014.

Non-GAAP net loss attributable to 58.com Inc. was US$181.9 million in fiscal year 2015, compared with non-GAAP net income of US$28.8 million in fiscal year 2014. Non-GAAP net margin was negative 25.4% in fiscal year 2015, compared with non-GAAP net margin of 10.8% in fiscal year 2014.

Basic and Diluted Earnings/(Losses) per ADS

Basic and diluted losses per ADS attributable to ordinary shareholders in fiscal year 2015 were US$2.46, compared with basic and diluted earnings per ADS attributable to ordinary shareholders of US$0.27 and US$0.26, respectively, during fiscal year 2014.

Non-GAAP basic and diluted losses per ADS attributable to ordinary shareholders in fiscal year 2015 were US$1.55, compared with basic and diluted earnings per ADS attributable to ordinary shareholders of US$0.34 and US$0.33, respectively, during fiscal year 2014.

Cash Flow

Net cash provided by operating activities was US$1.6 million in fiscal year 2015, compared with net cash provided by operating activities of US$98.6 million in fiscal year 2014.

Shares Outstanding

As of December 31, 2015, the Company had a total of 283,068,677 ordinary shares (including 219,413,764 Class A and 63,654,913 Class B ordinary shares) issued and outstanding. One ADS equals to two ordinary shares.

Business Outlook

Based on the Company’s current operations, total revenues for the first quarter of 2016 are expected to be between RMB1,400 million and RMB1,450 million, or US$215 million to US$223 million assuming RMB6.50 to US$1.00 exchange rate. This represents a year-over-year increase of 162% to 171%. These estimates reflect the Company’s current and preliminary view, which is subject to change.

Notes to Unaudited Financial Information

The unaudited financial information disclosed in this press release is preliminary. The audit of the financial statements and related notes to be included in the Company’s annual report on Form 20-F for the year ended December 31, 2015 is still in progress. In addition, because an audit of the Company’s internal controls over financial reporting in connection with section 404 of the Sarbanes-Oxley Act of 2002 has not yet been completed, the Company makes no representation as to the effectiveness of those internal controls as of the end of fiscal year 2015.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss) attributable to 58.com Inc., non-GAAP net margin and non-GAAP basic and diluted earnings/(losses) per share and per ADS by excluding (i) share-based compensation expenses of the group, net off the amount allocated to noncontrolling interests, (ii) amortization of intangible assets resulting from business acquisitions, (iii) loss resulted from revaluation of previously held interest in Ganji, (iv) share-based compensation expenses included in the equity pick-up of net loss of Ganji and (v) gain on disposal of a business, net off income tax expense. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments.  The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses, amortization of intangible assets resulting from business acquisitions and their impact on share-based compensation attributable to noncontrolling interests have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of the Company’s results. The Company compensates for these limitations by providing the relevant disclosure of its (i) share-based compensation expenses of the group, net off the amount allocated to noncontrolling interests, (ii) amortization of intangible assets resulting from business acquisitions, (iii) loss resulted from revaluation of previously held interest in Ganji, (iv) share-based compensation expenses included in the equity pick-up of net loss of Ganji and (v) gain on disposal of a business, net off income tax expense, which should be considered when evaluating the Company’s performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call

58.com’s management will host an earnings conference call on Friday, February 26, 2016 at 8:00 a.m. U.S. Eastern Time (9:00 p.m. Beijing / Hong Kong the same day).

Dial-in details for the earnings conference call are as follows:

International:	+1-412-902-4272

U.S. Toll Free:	+1-888-346-8982

Hong Kong:	800-905945

China:	4001-201203

Passcode:	WUBA

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call through 8:00 a.m. U.S. Eastern Time, March 4, 2016. The dial-in details for the replay are as follows:

International:	+1-412-317-0088

U.S. Toll Free:	+1-877-344-7529

Passcode:	10081502

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of 58.com’s website at http://www.58.com.

About 58.com Inc.

58.com Inc. (NYSE: WUBA) operates China’s largest online marketplace serving local merchants and consumers, as measured by monthly unique visitors on both its www.58.com website and mobile applications. The Company’s online marketplace enables local merchants and consumers to connect, share information and conduct business. 58.com’s broad, in-depth and high quality local information, combined with its easy-to-use website and mobile applications, has made it a trusted marketplace for consumers. 58.com’s strong brand recognition, large and growing user base, merchant network and massive database of local information create a powerful network effect.

Safe Harbor Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. 58.com may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about 58.com’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: 58.com’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its user base and network of local merchants for its online marketplace; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; its ability to maintain the network infrastructure necessary to operate its website and mobile applications; relevant government policies and regulations relating to the corporate structure, business and industry; and its ability to protect its users' information and adequately address privacy concerns. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and 58.com does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

58.com Inc.

ir@58.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

58.com Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share and per share data, unless otherwise noted)

	As of
	December 31,2014	December 31,2015

ASSETS
Current assets:
Cash and cash equivalents	111,376	528,166
Restricted cash	1,314	4,841
Term deposits	281,513	150,000
Short-term investments	216,146	73,600
Accounts receivable, net	6,283	55,403
Prepayments and other current assets	24,130	81,485
Total current assets	640,762	893,495
Non-current assets:
Long-term deposits	—	66,698
Property and equipment, net	17,899	124,497
Intangible assets, net	460	271,624
Land use rights, net	—	592
Goodwill	—	2,661,809
Long-term investments	23,784	148,173
Long-term prepayments and other non-current assets	21,027	160,669
Total non-current assets	63,170	3,434,062
Total assets	703,932	4,327,557
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loan	—	276,540
Accounts payable	16,029	101,932
Deferred revenues	95,336	207,059
Customer advances and deposits	35,983	151,251
Taxes payable	7,392	10,721
Salary and welfare payable	28,804	82,495
Accrued expenses and other current liabilities	13,071	355,076
Total current liabilities	196,615	1,185,074
Non-current liabilities:
Deferred tax liabilities	—	66,238
Other non-current liabilities	—	3,992
Total non-current liabilities	—	70,230
Total liabilities	196,615	1,255,304
Commitments and contingencies
Mezzanine equity:
Mezzanine equity - noncontrolling interests	—	305,038
Total mezzanine equity	—	305,038
Shareholders’ equity:
Ordinary shares (US$0.00001 par value, 4,800,000,000 Class A and 200,000,000 Class B shares authorized, 101,574,732 Class A and 74,800,479 Class B shares issued and outstanding as of December 31, 2014 and 219,413,764 Class A and 63,654,913 Class B shares issued and outstanding as of December 31, 2015, respectively)	2	3
Statutory reserve	—	29
Additional paid-in capital	624,381	3,341,319
Accumulated deficit	(115,775)	(403,790)
Accumulated other comprehensive loss	(1,291)	(176,782)
Total shareholders’ equity	507,317	2,760,779
Noncontrolling interests	—	6,436
Total equity	507,317	2,767,215
Total liabilities, mezzanine equity and equity	703,932	4,327,557

58.com Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(U.S. dollars in thousands, except share, per share and per ADS data, unless otherwise noted)

	For the Three Months Ended			For the Fiscal Year Ended
	December 31, 2014	September 30, 2015	December 31, 2015	December 31, 2014	December 31, 2015

Revenues:
Membership	39,839	88,649	100,901	139,490	297,150
Online marketing services	40,324	116,071	135,927	125,033	385,543
E-commerce services	—	6,614	11,510	—	23,046
Other services	57	1,610	6,993	455	9,148
Total revenues	80,220	212,944	255,331	264,978	714,887
Cost of revenues(1)	4,604	14,488	20,848	13,844	51,405
Gross profit	75,616	198,456	234,483	251,134	663,482
Operating expenses(1):
Sales and marketing expenses	60,446	209,885	238,399	180,148	697,509
Research and development expenses	13,477	38,544	43,611	43,676	123,171
General and administrative expenses	7,027	35,314	24,156	20,633	93,431
Total operating expenses	80,950	283,743	306,166	244,457	914,111
Income/(loss) from operations	(5,334)	(85,287)	(71,683)	6,677	(250,629)
Other income/(expenses):
Interest income/(expense), net	2,528	(1,982)	(3,847)	8,527	(3,762)
Investment income/(loss), net	4,342	(129,082)	1,150	10,245	(130,447)
Gain on disposal of a business	—	—	69,141	—	69,141
Foreign currency exchange loss, net	(49)	(769)	(1,293)	(2,510)	(1,742)
Others, net	1,396	4,616	(819)	5,891	7,306
Income/(loss) before tax	2,883	(212,504)	(7,351)	28,830	(310,133)
Income tax benefits/(expenses)	325	1,604	(275)	(6,186)	7,952
Net income/(loss)	3,208	(210,900)	(7,626)	22,644	(302,181)
Add: Net loss attributable to noncontrolling interests	—	5,233	4,567	—	14,195
Accretions to mezzanine equity shareholders	—	(358)	(540)	—	(898)
Net income/(loss) attributable to 58.com Inc.	3,208	(206,025)	(3,599)	22,644	(288,884)
Net income/(loss)	3,208	(210,900)	(7,626)	22,644	(302,181)
Foreign currency translation adjustment, net of nil tax	486	(1,428)	(176,021)	396	(177,544)
Unrealized gain/(loss) on available-for-sale securities	(1,111)	(3,676)	2,844	(1,111)	2,205
Total comprehensive income/(loss)	2,583	(216,004)	(180,803)	21,929	(477,520)
Net income/(loss) per ordinary share attributable to ordinary shareholders - basic	0.02	(0.79)	(0.01)	0.13	(1.23)
Net income/(loss) per ordinary share attributable to ordinary shareholders - diluted	0.02	(0.79)	(0.01)	0.13	(1.23)
Net income/(loss) per ADS – basic (1 ADS represents 2 Class A ordinary shares)	0.04	(1.59)	(0.03)	0.27	(2.46)
Net income/(loss) per ADS – diluted (1 ADS represents 2 Class A ordinary shares)	0.04	(1.59)	(0.03)	0.26	(2.46)
Weighted average number of ordinary shares used in computing basic earnings/(losses) per share	175,935,570	259,763,592	279,096,719	168,589,273	234,811,986
Weighted average number of ordinary shares used in computing diluted earnings/(losses) per share	181,122,008	259,763,592	279,096,719	174,024,997	234,811,986

Note:

(1)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

Cost of revenues	8	42	35	18	121
Sales and marketing expenses	581	2,444	2,660	1,395	6,998
Research and development expenses	708	2,990	3,944	2,403	9,447
General and administrative expenses	710	3,102	4,756	2,357	11,519

58.com Inc.

Reconciliation of GAAP and Non-GAAP Results

(U.S. dollars in thousands, except share, ADS, per share and per ADS data, unless otherwise noted)

	For the Three Months Ended			For the Fiscal Year Ended
	December 31, 2014	September 30, 2015	December 31, 2015	December 31, 2014	December 31, 2015

GAAP income/(loss) from operations	(5,334)	(85,287)	(71,683)	6,677	(250,629)
Share-based compensation expenses	2,007	8,578	11,395	6,173	28,085
Amortization of intangible assets resulting from business acquisitions	—	6,813	9,385	—	18,354
Non-GAAP income/(loss) from operations	(3,327)	(69,896)	(50,903)	12,850	(204,190)

GAAP net income/(loss) attributable to 58.com Inc.	3,208	(206,025)	(3,599)	22,644	(288,884)
Share-based compensation expenses	2,007	8,578	11,395	6,173	28,085
Share-based compensation attributable to noncontrolling interests	—	(9)	(10)	—	(239)
Amortization of intangible assets resulting from business acquisitions	—	6,813	9,385	—	18,354
Revaluation loss of strategic investment in Ganji	—	35,217	—	—	35,217
Pick-up of net loss attributable to share-based compensation expense of Ganji	—	90,621	—	—	91,172
Gain on disposal of a business, net off income tax expense	—	—	(65,641)	—	(65,641)
Non-GAAP net income/(loss) attributable to 58.com Inc.	5,215	(64,805)	(48,470)	28,817	(181,936)

GAAP operating margin	(6.6)%	(40.1)%	(28.1)%	2.5%	(35.1)%
Share-based compensation expenses	2.5%	4.0%	4.5%	2.3%	3.9%
Amortization of intangible assets resulting from business acquisitions	—	3.2%	3.7%	—	2.6%
Non-GAAP operating margin	(4.1)%	(32.9)%	(19.9)%	4.8%	(28.6)%

GAAP net margin	4.0%	(96.8)%	(1.4)%	8.5%	(40.4)%
Share-based compensation expenses	2.5%	4.0%	4.5%	2.3%	3.9%
Share-based compensation attributable to noncontrolling interests	—	0.0%	0.0%	—	0.0%
Amortization of intangible assets resulting from business acquisitions	—	3.2%	3.7%	—	2.6%
Revaluation loss of strategic investment in Ganji	—	16.5%	—	—	4.9%
Pick-up of net loss attributable to share-based compensation expense of Ganji	—	42.6%	—	—	12.8%
Gain on disposal of a business, net off income tax expense	—	—	(25.7)%	—	(9.2)%
Non-GAAP net margin	6.5%	(30.5)%	(18.9)%	10.8%	(25.4)%

Weighted average number of ordinary shares used in computing non-GAAP basic earnings per share	175,935,570	259,763,592	279,096,719	168,589,273	234,811,986
Weighted average number of ordinary shares used in computing non-GAAP diluted earnings per share	181,122,008	259,763,592	279,096,719	174,024,997	234,811,986

Weighted average number of ADS used in computing non-GAAP basic earnings per ADS	87,967,785	129,881,796	139,548,359	84,294,637	117,405,993
Weighted average number of ADS used in computing non-GAAP diluted earnings per ADS	90,561,004	129,881,796	139,548,359	87,012,499	117,405,993

Non-GAAP net income/(loss) per ordinary share - basic	0.03	(0.25)	(0.17)	0.17	(0.77)
Non-GAAP net income/(loss) per ordinary share - diluted	0.03	(0.25)	(0.17)	0.17	(0.77)

Non-GAAP net income/(loss) per ADS - basic	0.06	(0.50)	(0.35)	0.34	(1.55)
Non-GAAP net income/(loss) per ADS - diluted	0.06	(0.50)	(0.35)	0.33	(1.55)

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